Filed by Youbet.com, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.
Subject Company: Youbet.com, Inc.
Exchange Act File No.: 1-34276

FOR IMMEDIATE RELEASE

YOUBET SETS SPECIAL MEETING DATE OF APRIL 6, 2010 FOR STOCKHOLDERS TO VOTE ON CHURCHILL DOWNS MERGER

Burbank, CA – March 3, 2010 — Youbet.com, Inc. (NASDAQ: UBET) (“Youbet”) announced today that it has set April 6, 2010 at 10:00 a.m. local time as the date for its special meeting of stockholders. At the special meeting, stockholders will consider and vote on the adoption of the Agreement and Plan of Merger entered into by Youbet and Churchill Downs Incorporated (“Churchill”), which provides for a merger in which Youbet will become a wholly-owned subsidiary of Churchill. Stockholders who owned Youbet common stock at the close of business on February 17, 2010 are entitled to vote at the special meeting.

The proposed merger is subject to customary closing conditions, including the requisite approval by holders of Youbet’s common stock at the special meeting and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

In connection with the proposed merger, Churchill filed a definitive proxy statement/prospectus with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 424 on March 2, 2010 (the “Proxy Statement/Prospectus”).  The Proxy Statement/Prospectus is available on the SEC’s website at www.sec.gov and will be mailed by Youbet together with a proxy card on or around March 4, 2010 to Youbet’s stockholders of record as of the close of business on February 17, 2010.

The special meeting will be held at the Company’s offices, located at 5901 De Soto Avenue, Woodland Hills, California 91367.

Forward Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which are included in accordance with Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause Youbet’s actual results and performance in future periods to be materially different from any future results or performance suggested by the forward looking statements in this communication. Although Youbet believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that actual results will not differ materially from these expectations. Important factors that could cause actual results to differ materially from those in the forward looking statements include the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the Merger on the proposed terms and schedule contemplated by the parties; the failure of Youbet’s stockholders to approve the proposed Merger; the risk that the Churchill and Youbet businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions;  the timely development and market acceptance of new products and technologies; Youbet’s ability to achieve further cost reductions; increased competition in the advance deposit wagering business; a decline in the public acceptance of wagering; wagering ceasing to be legal in jurisdictions where Youbet currently operates; the limitation, conditioning, or suspension of any of Youbet’s licenses; increases in or new taxes imposed on wagering revenues; the adoption of future industry standards; the loss or retirement of key executives; Youbet’s ability to meet its liquidity requirements and maintain its financing arrangements; and general economic and market conditions; as well as the risks and uncertainties discussed in the Proxy Statement/Prospectus, Youbet’s Form 10-K for the year ended December 31, 2008 (as amended by Amendment No. 1 thereto on Form 10-K/A) and Churchill’s Form 10-K for the year ended December 31, 2009, and in Youbet’s and Churchill’s other filings with the SEC. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this communication. Neither Youbet nor Churchill undertakes and each specifically disclaims any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Important Merger Information and Additional Information

This communication is being made in respect of the proposed merger transaction involving Churchill and Youbet. In connection with the proposed transaction, Churchill has filed the Proxy Statement/Prospectus with the SEC pursuant to Rule 424 under the Securities Act of 1933, as amended, on March 2, 2010 and Youbet will mail the Proxy Statement/Prospectus to its stockholders on or about March 4, 2010. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC concerning this proposed transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing the Churchill website at www.churchilldownsincorporated.com under the heading “Investor Relations” and then under the link “SEC Filings” or from Churchill by directing a request to 700 Central Avenue, Louisville, KY 40208. Alternatively, you may obtain copies by accessing Youbet’s website at www.Youbet.com under the heading “Investors Relations” and then under the link “SEC Filings” or from Youbet by directing a request to 5901 De Soto Avenue, Woodland Hills, CA 91367.

Churchill and Youbet and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Churchill directors and officers is available in Churchill’s proxy statement for its 2009 annual meeting of shareholders, filed by Churchill with the SEC on April 28, 2009, Churchill’s 2009 Annual Report on Form 10-K, filed by Churchill with the SEC on March 2, 2010, and the Proxy Statement/Prospectus, filed by Churchill with the SEC on March 2, 2010. Information regarding Youbet directors and executive officers is available in Youbet’s proxy statement for its 2009 annual meeting of stockholders, filed with the SEC on April 30, 2009, Youbet’s 2008 Annual Report on Form 10-K, filed with the SEC on March 6, 2009, Amendment No. 1 to Youbet’s 2008 Annual Report on Form 10-K/A, filed with the SEC on January 28, 2010, and the Proxy Statement/Prospectus, filed by Churchill with the SEC on March 2, 2010.

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CONTACT:

Youbet.com, Inc.	Integrated Corporate Relations
Jeffrey Grosman	William Schmitt (Investors)
818.668.2384	203.682.8200